                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                   ---------
                                AMENDMENT NO.1
                                      TO
                                SCHEDULE 14D-1

                  TENDER OFFER STATEMENT PURSUANT TO SECTION
               14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 SCHEDULE 13D
                                (RULE 13d-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.15)

                              AST RESEARCH, INC.
                           (Name of Subject Company)

                         SAMSUNG ELECTRONICS CO., LTD.
                                   (Bidder)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (INCLUDING THE ASSOCIATED RIGHTS)
                        (Title of Class of Securities)

                                   001907104
                     (CUSIP Number of Class of Securities)

                              JAE CHANG LEE, ESQ.
                         SAMSUNG ELECTRONICS CO., LTD.
                            SAMSUNG MAIN BUILDING
                       250, 2-KA, TAEPYUNG-RO, CHUNG-KU
                             SEOUL, KOREA 100-742
                               011-82-2-727-7100
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  COPIES TO:

      THOMAS D. MAGILL, ESQ.                     HENRY LESSER, ESQ.
   GIBSON, DUNN & CRUTCHER LLP                   IRELL & MANELLA LLP
  JAMBOREE CENTER, 4 PARK PLAZA            333 SOUTH HOPE STREET, SUITE 3300
    IRVINE, CALIFORNIA 92614                 LOS ANGELES, CALIFORNIA 90071
         (714) 451-3800                               (213)620-1555
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     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (the
"Schedule 14D-1") dated April 21, 1997 and Amendment No. 15 to the Schedule 13D dated March 6, 1995, as amended, of Samsung Electronics Co., Ltd., a Korean corporation ("Purchaser"), amends and supplements the tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of AST Research, Inc., a Delaware corporation (the "Company") and the associated preferred stock purchase rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Company's Amended and Restated Rights Agreement, dated January 28, 1994, between the Company and American Stock Transfer and Trust Company, as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of March 1, 1995, and the Second Amendment to Rights Agreement, dated as of April 15, 1997, not owned by Samsung or its affiliates at $5.40 per Share, net to the seller in cash, as set forth in the Offer to Purchase dated April 21, 1997 (the "Offer to Purchase") and the related Letter of Transmittal.

     Capitalized terms used and not otherwise defined herein shall have the meanings given such term in the Schedule 14D-1.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Schedule II to the Offer to Purchase, filed as Exhibit (a)(1) to the
Schedule 14D-1, is hereby amended and supplemented by addition of the following information thereto:

     On April 28, 1997, the Company announced Mr. Soon-Teak (S.T.) Kim was named President and Chief Executive Officer following the resignation of Mr. Young Soo (Y.S.) Kim from both posts. Mr. Y.S. Kim, who is resigning from these positions for personal reasons, will remain as a Company board member.

     Mr. S.T. Kim, 47, was appointed a member of the board of directors of the Company on April 25, 1997. Before joining the Company, Mr. S.T. Kim was Chief Executive Officer of Samsung Heavy Industries. From January 1995 until assuming his position with Samsung Heavy Industries, Mr. S.T. Kim was Vice President of the Samsung Group Office of the Executive Staff, reporting directly to Samsung Chairman Kun-Hee Lee, and from March 1994 to January 1995, served on the Executive Staff as Senior Executive Manager. From January 1993 to March 1994, Mr. S.T. Kim served as the Senior Executive Manager of Samsung Display Devices Co., Ltd. Mr. S.T. Kim joined the Samsung Group in 1972 and was named a member of the Samsung Group Office of the Executive Staff in 1977. He holds a bachelor's degree in economics from Kyongbuk National University, located in Kyongbuk, Korea.

     Mr. S.T. Kim does not beneficially own any Shares or convertible securities that may be exercised for Shares.











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                                  SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SAMSUNG ELECTRONICS CO., LTD.

                                          By: /s/ JAE CHANG LEE
                                          -------------------------------------
                                          Name: Jae Chang Lee
                                          Title: Director/General Legal Counsel

Dated: April 28, 1997